Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82146-01

SUPPLEMENT
To Prospectus Supplement dated February 25, 2002

$287,626,678 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 2002-4H

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On February 27, 2002, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 2002-4H (the "Certificates") were issued in an original aggregate principal amount of approximately $287,626,678. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of February 1, 2002 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and JPMorgan Chase Bank, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

Statement to Certificateholders

November 25, 2003

DISTRIBUTION IN DOLLARS

CLASS	ORIGINAL FACE VALUE	BEGINNING PRINCIPAL BALANCE	PRINCIPAL	INTEREST	TOTAL	REALIZED LOSSES	DEFERRED INTEREST	ENDING PRINCIPAL BALANCE
A1	250,321,000.00	78,052,091.82	5,529,670.38	439,043.02	5,968,713.40	0.00	0.00	72,522,421.44
AP1	574,016.00	287,161.16	3,262.86	0.00	3,262.86	0.00	0.00	283,898.30
A2	29,245,000.00	3,020,551.35	304,756.31	16,990.60	321,746.91	0.00	0.00	2,715,795.04
AP2	99,562.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
B1	2,897,000.00	2,849,913.09	2,564.84	16,030.76	18,595.60	0.00	0.00	2,847,348.25
B2	2,462,000.00	2,421,983.44	2,179.71	13,623.66	15,803.37	0.00	0.00	2,419,803.73
B3	2,028,000.00	1,995,037.54	1,795.47	11,222.09	13,017.56	0.00	0.00	1,993,242.07
B4	579,000.00	569,589.12	512.61	3,203.94	3,716.55	0.00	0.00	569,076.51
B5	434,000.00	426,945.90	384.24	2,401.57	2,785.81	0.00	0.00	426,561.66
B6	1,014,435.00	955,128.50	859.59	5,372.60	6,232.19	19,465.83	0.00	934,803.08
R	100.00	0.00	0.00	154.61	154.61	0.00	0.00	0.00
TOTALS	289,654,113.00	90,578,401.92	5,845,986.01	508,042.85	6,354,028.86	19,465.83	0.00	84,712,950.08
AX1	22,409,360.00	6,942,156.66	0.00	39,049.63	39,049.63	0.00	0.00	6,423,724.89
AX2	2,765,714.00	405,846.27	0.00	2,282.89	2,282.89	0.00	0.00	332,946.11

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE

CLASS	CUSIP	BEGINNING PRINCIPAL	PRINCIPAL	INTEREST	TOTAL	ENDING PRINCIPAL
A1	86358RWY9	311.80800580	22.09031755	1.75392005	23.84423760	289.71768825
AP1	86358RWZ6	500.26682183	5.68426664	0.00000000	5.68426664	494.58255519
A2	86358RXB8	103.28436827	10.42080048	0.58097453	11.00177500	92.86356779
AP2	86358RXC6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
B1	86358RXE2	983.74632033	0.88534346	5.53357266	6.41891612	982.86097687
B2	86358RXF9	983.74632006	0.88534119	5.53357433	6.41891552	982.86097888
B3	86358RXG7	983.74632150	0.88534024	5.53357495	6.41891519	982.86098126
B4	86358RXJ1	983.74632124	0.88533679	5.53357513	6.41891192	982.86098446
B5	86358RXK8	983.74631336	0.88534562	5.53357143	6.41891705	982.86096774
B6	86358RXL6	941.53740752	0.84735838	5.29615007	6.14350846	921.50121003
R	86358RXH5	0.00000000	0.00000000	1,546.10000000	1,546.10000000	0.00000000
TOTALS		312.71229323	20.18264457	1.75396387	21.93660844	292.46244496
AX1	86358RXA0	309.78826080	0.00000000	1.74255891	1.74255891	286.65365231
AX2	86358RXD4	146.74195163	0.00000000	0.82542519	0.82542519	120.38341998

PASS-THROUGH RATES

CLASS	CURRENT PASS-THRU RATE
A1	6.750000 %
AP1	0.000000 %
A2	6.750000 %
AP2	0.000000 %
B1	6.750000 %
B2	6.750000 %
B3	6.750000 %
B4	6.750000 %
B5	6.750000 %
B6	6.750000 %
R	6.750000 %
AX1	6.750000 %
AX2	6.750000 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

November 25, 2003

Total Scheduled Principal Amounts	81,921.75
Group 1 Scheduled Principal Amounts	78,567.76
Group 2 Scheduled Principal Amounts	3,353.99
Total Unscheduled Principal Amounts	5,783,530.08
Group 1 Unscheduled Principal Amounts	5,481,312.09
Group 2 Unscheduled Principal Amounts	302,217.99
Total Net Liquidation Proceeds	0.00
Group 1 Net Liquidation Proceeds	0.00
Group 2 Net Liquidation Proceeds	0.00
Total Insurance Proceeds	0.00
Group 1 Insurance Proceeds	0.00
Group 2 Insurance Proceeds	0.00
Aggregate Advances	0.00
Group 1 Aggregate Advances	0.00
Group 2 Aggregate Advances	0.00

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

November 25, 2003

Aggregate Ending Principal Balance	84,712,950.08
Group 1 Aggregate Ending Principal Balance	81,027,332.03
Group 2 Aggregate Ending Principal Balance	3,685,618.05
Aggregate Non-Po Ending Principal Balance	84,429,051.78
Group 1 Non-Po Aggregate Ending Principal Balance	80,743,433.87
Group 2 Non-Po Aggregate Ending Principal Balance	3,685,618.05
Group 1 Beginning Net Wac	7.270940 %
Group 2 Beginning Net Wac	7.436374 %
Group 1 Ending Net Wac	7.263771 %
Group 2 Ending Net Wac	7.359772 %
Current Period Realized Losses	19,465.82
Group 1 Current Period Realized Losses	19,465.82
Group 2 Current Period Realized Losses	0.00
Fraud Loss Limit	5,793,082.00
Bankruptcy Loss Loss Limit	173,725.00
Special Hazard Loss Loss Limit	2,896,541.00
Bankruptcy Losses	0.00
Group 1 Bankruptcy Losses	0.00
Group 2 Bankruptcy Losses	0.00
Fraud Losses	0.00
Group 1 Fraud Losses	0.00
Group 2 Fraud Losses	0.00
Special Hazard Losses	0.00
Group 1 Special Hazard Losses	0.00
Group 2 Special Hazard Losses	0.00
Servicing Fees	32,557.36
Master Servicing Fee (including Retained Interest)	0.00
Trustee Fees)	264.19

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

November 25, 2003

Sec. 4.03(ix)Number and Aggregate Principal Amounts of Mortgage Loans in Delinquency

Group 1			
Category	Number	Principal Balance	Percentage
1 Month	18	2,084,160.39	2.57 %
2 Month	5	503,172.97	0.62 %
3 Month	6	546,096.68	0.67 %
Total	29	3,133,430.04	3.86 %

Group 2			
Category	Number	Principal Balance	Percentage
1 Month	0	0.00	0.00 %
2 Month	0	0.00	0.00 %
3 Month	0	0.00	0.00 %
Total	0	0.00	0.00 %

Group Totals			
Category	Number	Principal Balance	Percentage
1 Month	18	2,084,160.39	2.46 %
2 Month	5	503,172.97	0.59 %
3 Month	6	546,096.68	0.64 %
Total	29	3,133,430.04	3.69 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

November 25, 2003

Number and Aggregate Principal Amounts of Mortgage Loans in Foreclosure

Group 1		
Number	Principal Balance	Percentage
9	734,150.78	0.91 %

Group 2		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group Totals		
Number	Principal Balance	Percentage
9	734,150.78	0.87 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

November 25, 2003

Sec. 4.03(x)Number and Aggregate Principal Amounts of REO Loans

Group 1		
Number	Principal Balance	Percentage
6	444,986.74	0.55 %

Group 2		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Group Totals		
Number	Principal Balance	Percentage
6	444,986.74	0.53 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

November 25, 2003

Aggregate Outstanding Interest Shortfalls

Class a1 shortfall	0.00
Class a2 shortfall	0.00
Class b1 shortfall	0.00
Class b2 shortfall	0.00
Class b3 shortfall	0.00
Class b4 shortfall	0.00
Class b5 shortfall	0.00
Class b6 shortfall	0.00
Class r shortfall	0.00
Class ax1 shortfall	0.00
Class ax2 shortfall	0.00
Class ax1 shortfall	0.00
Class ax2 shortfall	0.00

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2002-4H

November 25, 2003

Sec. 4.03(viv)Aggregate Outstanding Prepayment Interest Shortfalls	
Class a1 shortfall	0.00
Class a2 shortfall	0.00
Class ax1 shortfall	0.00
Class ax2 shortfall	0.00
Class b1 shortfall	0.00
Class b2 shortfall	0.00
Class b3 shortfall	0.00
Class b4 shortfall	0.00
Class b5 shortfall	0.00
Class b6 shortfall	0.00
Class r shortfall	0.00
Sec. 4.03(viv)Relief Act Interest Shortfalls	
Total Relief Act Interest Shortfall in the Current Period	0.00
Group 1 Relief Act Interest Shortfall	0.00
Group 2 Relief Act Interest Shortfall	0.00
Total Relief Act Interest Shortfall in the Current Period per Class	0.00
Class A1 Relief Act Interest Shortfall	0.00
Class A2 Relief Act Interest Shortfall	0.00
Class AX1 Relief Act Interest Shortfall	0.00
Class AX2 Relief Act Interest Shortfall	0.00
Class B1 Relief Act Interest Shortfall	0.00
Class B2 Relief Act Interest Shortfall	0.00
Class B3 Relief Act Interest Shortfall	0.00
Class B4 Relief Act Interest Shortfall	0.00
Class B5 Relief Act Interest Shortfall	0.00
Class B6 Relief Act Interest Shortfall	0.00
Class R Relief Act Interest Shortfall	0.00
Total Relief Act Interest Shortfall	0.00